

Annette Azan · 2nd

CEO & Founder Nuudii System

Brooklyn, New York, United States · Contact info

500+ connections

1 mutual connection: Suzanna Rush

Nuudii System

Experience

Founder & CEO
Nuudii System
2014 - Present · 8 yrs 2 mos
NYC

I'm a 25-year fashion industry veteran and wellness visionary. A graduate of the Fashion Institute of Technology, I have worked with fashion risk-takers including Diane Benson, Norma Karmali and Donna Karan, launching, developing and driving sales for brands such as Urban Zen, Diane B. and Episode. Inspired by my own need for something to wear under my wedding dress - one that fit and made me still

Fashion Stylist - Designer of Interiors - residential and commercial spaces
Annette Azan Design
Jan 2010 - 2016 · 6 yrs 1 mo
NY

After working in the fashion industry for over two decades I moved in a new direction filtering my creative abilities and vision into interior design and styling. While I have extensive experience running companies, overseeing branding, production and business growth, I prefer working deeply with one client at a time on projects that create more joy for everyone. This isn't just my business, this is my gift and

Director of Stores
Urban Zen
May 2007 - Nov 2010 · 3 yrs 7 mos

- Oversaw the opening of retail locations
- Worked closely with design team on private label collections

Independent Business Owner
IN Boutique
Oct 2001 - 2006 · 4 yrs 4 mos
Nyack, NY

Independent Retailer Owner: After working in corporate and traveling extensively while working for Igedo based in Dusseldorf, I made the decision to stay close to my family and to connect with my community by opening my own retail store. After years of creating change and making money for others, I got the chance to experiment with concepts and visions that positively impacted the community of

VP PR & Mktg USA
The Igedo Company
Sep 1995 - May 1998 · 2 yrs 9 mos
Dusseldorf, Germany

- Opened first US office
- Introduced Igedo into the market

Education

Fashion Institute of Technology
merchandising, buying merchandising and marketing
1982 - 1985